Form 40-F
period 2024-12-31
Solaris Resources Inc.
filed 2025-03-20
CIK 2019103

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

Commission file number: 001-42015

SOLARIS RESOURCES INC.

(Exact Name of Registrant as Specified in its Charter)

British Columbia	1040	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

Neuhofstrasse 5A, 6340
Baar, Switzerland
+41 417695000
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Cogency Global Inc. 122 E. 42nd Street, 18th Floor New York, New York 10168 (800) 221-0102
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange On Which Registered:
Common Shares, no par value	SLSS	NYSE American LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form                        ☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

☒ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report: ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

Solaris Resources Inc. (the “Company”) is a Canadian issuer eligible to file this annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

i

FORWARD LOOKING STATEMENTS

This annual on Form 40-F, including the exhibits hereto and the documents incorporated herein by reference, contains forward-looking statements. All statements, other than statements of historical facts, are forward-looking statements, including but not limited to estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur; exploration and development plans; timing of such exploration plans, and potential results of such exploration plans; financial capacity and availability of capital; statements regarding perceived merit of properties, budgets, work programs, use of available funds, and operational information; the Company’s intention to retain all future earnings and other cash resources for the future development and operation of its business; the Company’s intention not to declare or pay any cash dividends in the foreseeable future; the anticipated benefits and results of the emigration; the benefits of the Company’s management and board of directors (the “Board of Directors”) changes; timing and completion, if at all, of the proposed spin-out of non-core assets to create Solaris Exploration Inc. (the “Spin-Out”); the anticipated benefits and results of the Spin-Out; and the closing of the undrawn portion of the financing with OMF Fund IV SPV D LLC and OMF Fund IV SPV E LLC, entities managed by Orion Mine Finance Management LP (collectively, “Orion”). In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “is expected”, “scheduled”, “estimates”, “intends”, “anticipates”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, or “might” occur or be achieved. Any such forward-looking statements are based, in part, on assumptions and factors that may change, thus causing actual results or achievements to differ materially from those expressed or implied by the forward-looking statements. Such factors and assumptions may include, but are not limited to: assumptions concerning copper, gold and other base and precious metal prices; cut-off grades; accuracy of mineral resource estimates and resource modeling; timing and reliability of sampling and assay data; representativeness of mineralization; timing and accuracy of metallurgical test work; anticipated political and social conditions; expected government policy, including reforms; ability to successfully raise additional capital; assumptions regarding obtaining required approvals; assumptions regarding Solaris’ ability to satisfy the requirements to draw down the remaining portion of the Orion financing; and other assumptions used as a basis for preparation of the technical report titled “Mineral Resource Estimate Update – NI 43-101 Technical Report for the Warintza Project, Ecuador”, effective July 1, 2024 (filed on SEDAR+ on September 5, 2024) prepared by Mario E. Rossi of GeoSystems International, Inc.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, and without limitation: the ability to raise funding to continue exploration, development and mining activities; debt risk; global economic conditions; limited supplies, supply chain disruptions and inflation; negative operating cash flow; uncertainty of future revenues or of a return on investment; no defined reserves with no mineral properties in production or under development; uncertainty relating to inferred mineral resources; speculative nature of mineral exploration and development; spin-out of non-core assets; risks from international operations; risks associated with an emerging and developing market; relationships with, and claims by, local communities and Indigenous Groups; geopolitical risk; risks related to obtaining future environmental licenses for exploitation; permitting risk; Ecuadorian constitutional court rulings suspending licenses; anti-mining sentiment; failure to comply strictly with applicable laws, regulations and local practices; pressure from artisanal and illegal miners; risks associated with mining, exploration and development; land title risk; surface rights and access risks; changes in U.S. laws and policies regulating international trade; Middle Eastern conflicts; Russia-Ukraine conflict; global outbreaks and contagious diseases; fraud and corruption; ethics and business practices; future legal proceedings; tax regime in Ecuador; mineral assets being located outside Canada and held indirectly through foreign affiliates; commodity price risk; exchange rate fluctuations; joint ventures; property commitments; infrastructure; water management; properties located in remote areas; lack of availability of resources; dependence on highly skilled personnel; competition; significant shareholders; reputational risk; conflicts of interest; uninsurable risks; information systems; public company obligations; reliability of financial reporting and financial statement preparation; foreign subsidiary operations may impact the Company’s ability to fund operations efficiently; share price fluctuation; value of the Company’s common shares (the “Common Shares”); future sales of Common Shares by existing shareholders; costs of land reclamation; measures to protect endangered species; environmental risks and hazards and changes in climate conditions; differences in U.S. and Canadian reporting of mineral reserves and resources; the Company’s “foreign private issuer” status; claims under U.S. securities laws, as well as those factors discussed in ITEM 7: “Risk Factors” in the Company’s Annual Information Form (“AIF”) for the fiscal year ended December 31, 2024, filed with this annual report on Form 40-F as Exhibit 99.1.

Although the Company has attempted to identify important factors and risks that could affect the Company and might cause actual actions, events or results to differ, perhaps materially, from those described in forward-looking statements, there may be other factors and risks not identified herein that cause actions, events or results not to occur as projected, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this annual report and the documents incorporated herein by reference speak only as of the date hereof. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as required by law.

ii

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The Company’s AIF filed as Exhibit 99.1 to this annual report on Form 40-F and Management’s Discussion and Analysis for the fiscal year ended December 31, 2024 filed as Exhibit 99.3 have been prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of United States securities laws.

As a result, the Company reports the mineral reserves and resources of the projects it has an interest in according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43 101”). NI 43 101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies under subpart 1300 of Regulation S-K (“SK 1300”) under the Exchange Act. As an issuer that prepares and files its reports with the SEC pursuant to the multijurisdictional disclosure system, the Company is not subject to the requirements of sub part1300 of Regulation S-K. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43 101 may not qualify as such under or differ from those prepared in accordance with SK 1300. Accordingly, information included or incorporated by reference in the Company’s AIF filed as Exhibit 99.1 to this annual report on Form 40-F and management’s discussion and analysis for the fiscal year ended December 31, 2024 filed as Exhibit 99.3 concerning descriptions of mineralization and estimates of mineral reserves and resources under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of SK 1300.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this annual report Form 40-F, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”), and the audit is subject to the standards of the Public Company Accounting Oversight Board (United States). Such financial statements may not be comparable to financial statements of United States companies prepared in accordance with United States generally accepted accounting principles.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2024, based upon the closing exchange rate as quoted by the Bank of Canada, was U.S.$1.00 = CAD$ 1.4389 (CAD$1.00 = U.S.$ 0.6950).

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2024 is filed as Exhibit 99.1 to this annual report on Form 40-F and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2024 and 2023, including the report of the Independent Registered Public Accounting Firm with respect thereto, are filed as Exhibit 99.2 to this annual report on Form 40-F and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2024 is filed as Exhibit 99.3 to this annual report on Form 40-F and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of the Company’s securities may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F or the documents incorporated by reference herein.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F for the fiscal year ended December 31, 2024, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting and Auditor’s Attestation Report

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

There have been no changes in internal control over financial reporting that occurred during the fiscal year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

CORPORATE GOVERNANCE

The Company is listed on the Toronto Stock Exchange (“TSX”) and is required to describe its practices and policies with regards to corporate governance with specific reference to TSX guidelines by way of an annual corporate governance statement in the Company’s annual report or information circular filed with the appropriate securities regulators in Canada. The Company is also listed on the NYSE American LLC (“NYSE American”) and additionally complies as necessary with the rules and guidelines of the NYSE American as well as the SEC. The Company reviews its governance practices on an ongoing basis to ensure it is in compliance with all applicable requirements.

The Company’s Board of Directors is responsible for the Company’s Corporate Governance policies and has separately designated standing Audit, Compensation and Nominating & Corporate Governance Committees. The Company’s Board of Directors has determined that all the members of the Audit, Compensation, and Nominating & Corporate Governance Committees are independent, based on the criteria for independence and unrelatedness prescribed by the TSX and Section 803A of the NYSE American Company Guide.

Compensation Committee

Compensation of the Company’s CEO and all other officers is recommended to the Board of Directors for determination by the Compensation Committee. The Compensation Committee develops, reviews and monitors director and executive officer compensation and policies. The Compensation Committee is also responsible for annually reviewing the adequacy of compensation to directors, officers, and other consultants and the composition of compensation packages. The Company’s CEO cannot be present during the Compensation Committee’s deliberations or vote on the CEO’s compensation.

The Compensation Committee is composed of Donald Taylor and Rodrigo Borja, each of whom, in the opinion of the Board of Directors, is independent under the rules of the TSX and pursuant to Sections 803A and 805(c)(1) of the NYSE American Company Guide. The Company’s Compensation Committee Charter is available on the Company’s website at www.solarisresources.com.

Nominating & Corporate Governance Committee

Nominees for the election to the Company’s Board of Directors are recommended by the Nominating & Corporate Governance Committee. The Company has adopted a formal written board resolution addressing the nomination process and such related matters as may be required under the rules of the TSX and the NYSE American and any applicable securities laws.

The Nominating & Corporate Governance Committee is composed of Rodrigo Borja and Hans Wick, each of whom, in the opinion of the Board of Directors, is independent under the rules of the TSX and the NYSE American. The Company’s Nominating and Corporate Governance Committee Charter is available on the Company’s website at www.solarisresources.com.

AUDIT COMMITTEE

Composition and Responsibilities

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 803B of the NYSE American Company Guide. During the Company’s year ended December 31, 2021, the Company’s Audit Committee is composed of Donald Taylor, Hans Wick and Rodrigo Borja, each of whom, in the opinion of the Company’s Board of Directors, is independent (as determined under Rule 10A-3 of the Exchange Act, Section 803A of the NYSE American Company Guide, and the rules of the TSX) and each of whom is financially literate. The Audit Committee meets the composition requirements set forth by Section 803B(2) of NYSE American Company Guide.

Donald Taylor has over 30 years of domestic and international mining executive experience taking projects from exploration to mining. He is currently the Chief Executive Officer of Titan Metals Corporation. Donald has worked extensively for large and small cap companies, including Arizona Mining, BHP Minerals, Bear Creek Mining, American Copper and Nickel, Doe Run Resources, Westmont Mining Company, Titan Mining, and Augusta Gold Corp.

Hans Wick has decades of experience in the financial services and investment sector, with his most recent role as the Managing Director of a Swiss private bank. As a senior financial services and investment professional, Hans benefits from an in-depth knowledge of the sector and a wide network of contacts which he applies to his mandates and lends to the boards of directors he serves on. Over the course of his banking career, Hans has also been active in the mining sector for decades as an investor and advisor to numerous companies.

Rodrigo Borja is a senior lawyer with decades of experience in Ecuador, including as the Chief Legal Officer (“CLO”) of several foreign companies with operations in the mining and oil sectors. In the mining sector, Rodrigo was CLO of Kinross’ Ecuador subsidiary, where he managed all legal aspects of the company. He led the negotiations with the Ecuadorian state for the Mining Exploitation Contract for the Fruta del Norte project and the investment contract that protects foreign investment. Rodrigo is currently a partner with AVL Abogados where he leads its mining practice. Prior to this, Rodrigo was the CLO of the Brazilian oil company Petrobras, responsible for all legal aspects of its operation from 2002 to 2010. He was also a member of the Executive Committee, as well as an alternate member of the board of directors of OCP Ecuador, Ecuador’s main oil pipeline.

The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the Board of Directors.

The Audit Committee meets with the Company’s CEO, President and CFO, and the Company’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, and the Company’s audit procedures and audit plans. The Audit Committee also recommends to the Board of Directors the independent auditors to be appointed for each fiscal year. In addition, the Audit Committee reviews and recommends to the Board of Directors for approval the annual and quarterly financial statements and management’s discussion and analysis. Finally, the Audit Committee undertakes other activities as required by the rules and regulations of the TSX and the NYSE American and other governing regulatory authorities.

The full text of the Audit Committee Charter is set forth in the Company’s AIF, filed as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.

Audit Committee Financial Expert

The Company’s Board of Directors determined that Mr. Taylor qualifies as the Audit Committee “financial expert,” as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act and is “financially sophisticated” as determined under Section 803(B)(2)(iii) of the NYSE American Company Guide.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

KPMG LLP, Chartered Professional Accountants (“KPMG”) has served as our Independent Registered Public Accounting Firm in each of the last two years. The fees billed to the Company by KPMG can be found in “External Audit Services Fees (By Category)” in the Company’s AIF filed as Exhibit 99.1 to this annual report on Form 40-F, which is incorporated herein by reference.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors.  Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved.  In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors.  All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2024 were pre-approved by the Audit Committee of the Company.  No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet transactions that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors, other than the Company’s obligation for future rental payments described in “Related Party Transactions” in the Management’s Discussion and Analysis for the year ended December 31, 2024 included as Exhibit 99.3 to this annual report on Form 40-F which is incorporated herein by reference.

CASH REQUIREMENTS

The information provided under the heading “Commitments and Contingencies” in the Management’s Discussion and Analysis for the year ended December 31, 2024 included as Exhibit 99.3 to this annual report on Form 40-F, is incorporated herein by reference.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all the Company’s directors, executive officers and employees, which is available on the Company’s website at www.solarisresources.com and in print to any shareholder who requests it. The Code meets the requirements for a “code of ethics” within the meaning of that term in General Instruction 9(b) of Form 40-F.

All amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Company’s website, www.solarisresources.com within five business days of the amendment or waiver and will remain available for a twelve-month period and provided in print to any shareholder who requests them.  During the fiscal year ended December 31, 2024, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

CASH REQUIREMENTS

The Company’s material cash requirements are discussed in management’s discussion and analysis for the fiscal year ended December 31, 2024 filed as Exhibit 99.3 under the headings “Capital Management” and “Commitments and Contingencies”.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2024 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

NYSE AMERICAN CORPORATE GOVERNANCE

A foreign private issuer that follows home country practices in lieu of certain provisions of the listing rules of the NYSE American must disclose the ways in which its corporate governance practices differ from those followed by U.S. domestic companies. As required by Section 110 of the NYSE American Company Guide, the Company discloses on its website, www.solarisresources.com, a description of the significant ways in which the Company’s corporate governance practices differ from those followed by United States domestic companies pursuant to NYSE American standards.

A description of the significant ways in which the governance practices of the Company differ from those followed by domestic companies pursuant to NYSE American standards is as follows:

Proxy Solicitations Under Section 705, listed companies must comply with applicable state and federal laws and rules (including interpretations thereof), including without limitation, Exchange Act Regulations 14A and 14C. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Quorum Requirements Under Section 123, the NYSE American expects that an appropriate quorum of the shares issued and outstanding and entitled to vote will be provided for by the by-laws of companies listing voting securities. The NYSE American recommends a quorum of at least 33 1/3%. The Company is subject to the Business Corporations Act (British Columbia), which permits the Company to specify a quorum requirement in its memorandum or articles. Under the Company’s articles, quorum for the transaction of business at any meeting of shareholders is at least one shareholder represented in person or by proxy.

Shareholder Approval Requirements Sections 711-713 require that a listed company obtain shareholder approval for: (i) the establishment or material amendment of a plan or other equity compensation arrangement, subject to exceptions; (ii) the issuance of shares as sole or partial consideration for an acquisition of the stock or assets of another company in certain circumstances; and (iii) certain transactions other than public offerings that may result in the issuance of common shares (or securities convertible into common shares) equal to 20% or more of presently outstanding shares for less than the greater of book or market value of the shares. Neither Canadian securities laws nor Canadian corporate law require shareholder approval for such transactions, except where such transactions constitute a “related party transaction” or a “business combination” under Canadian securities laws or where such transaction is structured in a way that requires shareholder approval under the Business Corporations Act (British Columbia), or where the Toronto Stock Exchange requires shareholder approval for a transaction involving a change of control of the Company, or the establishment of or amendments to equity-based compensation plans, in which case, the Company intends to follow its home country requirements. In addition, the Company may from time-to-time seek relief from NYSE American corporate governance requirements on specific transactions under Section 110 of the NYSE American Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on its website at www.solarisresources.com.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). During the fiscal year ended December 31, 2024, the Company had no mines in the United States subject to regulation by MSHA under the Mine Act.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

The Company has adopted a compensation recovery policy (referred to as the “Incentive Compensation Clawback Policy”) as required by NYSE American listing standards and pursuant to Rule 10D-1 of the Exchange Act. The Incentive Compensation Clawback Policy is incorporated by reference to Exhibit 97 to this annual report on Form 40-F. At no time during or after the fiscal year ended December 31, 2024 (as of the date of this annual report), was the Company required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Incentive Compensation Clawback Policy and, as of December 31, 2024, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Incentive Compensation Clawback Policy to a prior restatement.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with the SEC on April 12, 2024, with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F arises. Any change to the name or address of the agent for service of process will be communicated promptly to the SEC by amendment to Form F-X/A referencing the Company’s file number.

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report on Form 40-F:

Exhibit	Description

Incentive Compensation Recovery Policy

97	Incentive Compensation Clawback Policy

Annual Information

99.1	Annual Information Form of the Company for the year ended December 31, 2024
99.2	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this annual report:
Independent Registered Public Accounting Firm’s Reports on Consolidated Financial Statements as at December 31, 2024 and 2023 and for each of the years then ended (KPMG LLP, Vancouver, BC, Canada, Auditor Firm ID:85)
Consolidated Statements of Financial Position as of December 31, 2024 and December 31, 2023
Consolidated Statements of Net Loss and Comprehensive Loss for the years ended December 31, 2024 and December 31, 2023
Consolidated Statements of Cash flows for the years ended December 31, 2024 and December 31, 2023
Consolidated Statements of Changes in Shareholders; Equity for the years ended December 31, 2024 and December 31, 2023
Notes to Consolidated Financial Statements
99.3	Management’s Discussion and Analysis

Certifications

99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.8	Consent of KPMG LLP, Independent Registered Public Accounting Firm
99.9	Consent of Jorge Fierro, M.Sc., DIC, PG
99.10	Consent of Mario E. Rossi, MSc, Min. Eng
101	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SOLARIS RESOURCES INC.

By:	/s/ Matthew Rowlinson
Name:	Matthew Rowlinson
Title:	Chief Executive Officer (Principal Executive Officer)

Date: March 20, 2025