Form 40-F
period 2025-12-31
Solaris Resources Inc.
filed 2026-03-26
CIK 2019103

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Cogency Global Inc. 122 E. 42nd Street, 18th Floor New York, New York 10168 (800) 221-0102
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange On Which Registered:
Common Shares, no par value	SLSR	NYSE American LLC

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

i

 FORWARD LOOKING STATEMENTS

This annual on Form 40-F, including the exhibits hereto and the documents incorporated herein by reference, contains forward-looking statements. All statements, other than statements of historical facts, are forward-looking statements, including but not limited to estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur; exploration and development plans; timing of such exploration plans, and potential results of such exploration plans; financial capacity and availability of capital; statements regarding perceived merit of properties, budgets, work programs, use of available funds, and operational information; the Company’s intention to retain all future earnings and other cash resources for the future development and operation of its business; the Company’s intention not to declare or pay any cash dividends in the foreseeable future; the estimation of mineral resources and mineral reserves; the success of the synergies and catalysts related to prior transactions, in particular but not limited to, the Funding Package; the ability of the Company to satisfy the conditions precedent to the advancement of the remaining amount under the Funding Package (as defined below); the realization of mineral reserve estimates, the timing and amount of potential future production and Company’s internal controls over financial reporting (“ICFR”), including its ability to remedy the identified material weakness, as well as any potential future material weaknesses. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “is expected”, “scheduled”, “estimates”, “intends”, “anticipates”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, or “might” occur or be achieved. Any such forward-looking statements are based, in part, on assumptions and factors that may change, thus causing actual results or achievements to differ materially from those expressed or implied by the forward-looking statements. Such factors and assumptions may include, but are not limited to: assumptions concerning copper, gold and other base and precious metal prices; cut-off grades; accuracy of mineral resource estimates and resource modeling; timing and reliability of sampling and assay data; representativeness of mineralization; timing and accuracy of metallurgical test work; anticipated political and social conditions; expected government policy, including reforms; ability to successfully raise additional capital; assumptions regarding obtaining required approvals; assumptions regarding Solaris’ ability to satisfy the conditions precedent to the advancement of the remaining amount under the Funding Package; and other assumptions used as a basis for preparation of the Technical Report (as defined below).

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, and without limitation: the ability to raise funding to continue exploration, development and mining activities; Funding Package; financing arrangements; global economic conditions; limited supplies, supply chain disruptions and inflation; negative operating cash flow; uncertainty of future revenues or of a return on investment; estimation risk in mineral resources and mineral reserves; uncertainty relating to inferred mineral resources; speculative nature of mineral exploration and development; risks from international operations; risks associated with an emerging and developing market; relationships with, and claims by, local communities and Indigenous Groups; geopolitical risk; risks related to obtaining future environmental licenses for exploitation; permitting risk; Ecuadorian constitutional court rulings suspending licenses; anti-mining sentiment; failure to comply strictly with applicable laws, regulations and local practices; pressure from artisanal and illegal miners; risks associated with mining, exploration and development; land title risk; surface rights and access risks; changes in laws and policies regulating international trade; international conflicts; global outbreaks and contagious diseases; fraud and corruption; ethics and business practices; future legal proceedings; tax regime in Ecuador; mineral assets being located outside Canada and held indirectly through foreign affiliates; commodity price risk; exchange rate fluctuations; joint ventures; property commitments; infrastructure; water management; properties located in remote areas; lack of availability of resources; dependence on highly skilled personnel; competition; significant shareholders; reputational risk; conflicts of interest; uninsurable risks; information systems; artificial intelligence, public company obligations; reliability of financial reporting and financial statement preparation; foreign subsidiary operations may impact the Company’s ability to fund operations efficiently; price fluctuation of the Company’s common shares (the “Common Shares”); value of the Common Shares; future sales of Common Shares by existing shareholders; costs of land reclamation; measures to protect endangered species; environmental risks and hazards and changes in climate conditions; differences in U.S. and Canadian reporting of mineral reserves and resources; the Company’s “foreign private issuer” status; claims under U.S. securities laws, as well as those factors discussed in ITEM 7: “Risk Factors” in the Company’s Annual Information Form (“AIF”) for the fiscal year ended December 31, 2025, filed with this annual report on Form 40-F as Exhibit 99.1.

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

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The Company’s AIF filed as Exhibit 99.1 to this annual report on Form 40-F and Management’s Discussion and Analysis for the fiscal year ended December 31, 2025 filed as Exhibit 99.3 have been prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of United States securities laws.

As a result, the Company reports the mineral reserves and resources of the projects it has an interest in according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43 101”). NI 43 101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies under subpart 1300 of Regulation S-K (“SK 1300”) under the Exchange Act. As an issuer that prepares and files its reports with the SEC pursuant to the multijurisdictional disclosure system, the Company is not subject to the requirements of sub part1300 of Regulation S-K. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43 101 may not qualify as such under or differ from those prepared in accordance with SK 1300. Accordingly, information included or incorporated by reference in the Company’s AIF filed as Exhibit 99.1 to this annual report on Form 40-F and management’s discussion and analysis for the fiscal year ended December 31, 2025 filed as Exhibit 99.3 concerning descriptions of mineralization and estimates of mineral reserves and resources under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of SK 1300.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2025, based upon the closing exchange rate as quoted by the Bank of Canada, was U.S.$1.00 = CAD$ 1.3706 (CAD$1.00 = U.S.$ 0.7296).

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2025 is filed as Exhibit 99.1 to this annual report on Form 40-F and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2025 and 2024, including the reports of the Independent Registered Public Accounting Firms with respect thereto, are filed as Exhibit 99.2 to this annual report on Form 40-F and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2025 is filed as Exhibit 99.3 to this annual report on Form 40-F and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of the Company’s securities may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F or the documents incorporated by reference herein.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F for the fiscal year ended December 31, 2025, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) of the Exchange Act. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met.

Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management, including the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, and given the identified material weakness as described below management concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2025.

Material Weakness

For the year ended December 31, 2025, we identified a material weakness in our internal control over financial reporting. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

We did not appropriately design and implement certain controls at a sufficient level of precision within our financial statement close process and related disclosures including: (i) recording of payroll expenses in general and administrative expenses, (ii) foreign currency calculations related to retranslation of deferred revenue to the functional currency and amortization of loan arrangement fees, (iii) disclosure and presentation of capital expenditure on exploration and evaluation assets within the consolidated statement of cash flows, and (iv) calculation of the tax provision. These control deficiencies resulted in errors that were corrected by management.

Remediation Plan

To address the material weakness the Company has taken the following actions:

●	Management has reviewed the controls relating to financial close procedures, to ensure increased oversight.

●	A new accounting system has been implemented.

●	An additional senior team member has been recruited to the finance team, as of September 1, 2025, to provide additional resources and oversight within the internal accounting and financial reporting areas.

Although this material weakness did not result in any material misstatement of our consolidated financial statements for the periods presented, it could lead to a material misstatement of account balances or disclosures. Accordingly, management has concluded that these control deficiencies constitute a material weakness. With respect to the material weakness above, management, under the oversight of the Audit Committee, is taking steps to address the issue. While we implement our remediation plan, the material weakness will not be considered remediated until the enhanced controls operate for a sufficient period of time and management has concluded, through testing, that the related controls are effective. The Company will monitor the effectiveness of its remediation plan and refine its remediation plan as appropriate.

Auditor’s Attestation Report

This annual report does not include an attestation report of the Company’s independent registered public accounting firm because the Company qualifies as an “emerging growth company” and is exempt from the requirement to provide the attestation report.

Changes in Internal Control over Financial Reporting

There have been no changes in internal control over financial reporting that occurred during the fiscal year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

The Company’s Board of Directors is responsible for the Company’s Corporate Governance policies and has separately designated standing Audit, Compensation and Nominating & Corporate Governance Committees. The Company’s Board of Directors has determined that all the members of the Audit, Compensation, and Nominating & Corporate Governance Committees are independent, based on the criteria for independence and unrelatedness prescribed by the TSX and Section 803A of the NYSE American Company Guide. The Board holds meetings on at least a quarterly basis and the independent directors meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management pursuant to Section 802(c) of the NYSE American Company Guide.

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

AUDIT COMMITTEE

Composition and Responsibilities

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 803B of the NYSE American Company Guide. During the Company’s year ended December 31, 2025, the Company’s Audit Committee is composed of Donald Taylor, Hans Wick and Rodrigo Borja, each of whom, in the opinion of the Company’s Board of Directors, is independent (as determined under Rule 10A-3 of the Exchange Act, Section 803A of the NYSE American Company Guide, and the rules of the TSX) and each of whom is financially literate. The Audit Committee meets the composition requirements set forth by Section 803B(2) of NYSE American Company Guide.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES - INDEPENDENT AUDITORS

KPMG LLP, Chartered Professional Accountants (“KPMG”) served as our Independent Registered Public Accounting Firm until June 25, 2025. The fees billed to the Company by KPMG can be found in “External Audit Services Fees (By Category)” in the Company’s AIF filed as Exhibit 99.1 to this annual report on Form 40-F, which is incorporated herein by reference.

BDO Canada LLP (“BDO”) is the current auditor of the Company and was appointed on June 25, 2025 following the resignation of KPMG on its own initiative. The fees billed to the Company by BDO can be found in “External Audit Services Fees (By Category)” in the Company’s AIF filed as Exhibit 99.1 to this annual report on Form 40-F, which is incorporated herein by reference.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2025 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet transactions that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors, other than the Company’s obligation for future rental payments described in “Related Party Transactions” in the Management’s Discussion and Analysis for the year ended December 31, 2025 included as Exhibit 99.3 to this annual report on Form 40-F which is incorporated herein by reference.

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

All amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Company’s website, www.solarisresources.com within five business days of the amendment or waiver and will remain available for a twelve-month period and provided in print to any shareholder who requests them. During the fiscal year ended December 31, 2025, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

CASH REQUIREMENTS

The Company’s material cash requirements are discussed in management’s discussion and analysis for the fiscal year ended December 31, 2025 filed as Exhibit 99.3 under the headings “Capital Management” and “Commitments and Contingencies”.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2025 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). During the fiscal year ended December 31, 2025, the Company had no mines in the United States subject to regulation by MSHA under the Mine Act.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

The Company has adopted a compensation recovery policy (referred to as the “Incentive Compensation Clawback Policy”) as required by NYSE American listing standards and pursuant to Rule 10D-1 of the Exchange Act. The Incentive Compensation Clawback Policy is incorporated by reference to Exhibit 97 to this annual report on Form 40-F. At no time during or after the fiscal year ended December 31, 2025 (as of the date of this annual report), was the Company required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Incentive Compensation Clawback Policy and, as of December 31, 2025, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Incentive Compensation Clawback Policy to a prior restatement.

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

CONSENT TO SERVICE OF PROCESS

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with the SEC on April 12, 2025, with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F arises. Any change to the name or address of the agent for service of process will be communicated promptly to the SEC by amendment to Form F-X/A referencing the Company’s file number.

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report on Form 40-F:

Exhibit	Description

Incentive Compensation Recovery Policy

97	Incentive Compensation Clawback Policy

Annual Information

99.1	Annual Information Form of the Company for the year ended December 31, 2025
99.2	The following audited consolidated financial statements of the Company are exhibits to and form a part of this annual report:
Independent Registered Public Accounting Firm’s Reports on Consolidated Financial Statements as at December 31, 2025 and 2024 and for each of the years then ended (BDO Canada LLP, Vancouver, BC, Canada, Auditor Firm ID: 1227, KPMG LLP, Vancouver, BC, Canada, Auditor Firm ID:85)
Consolidated Statements of Financial Position as of December 31, 2025 and December 31, 2024
Consolidated Statements of Net Loss and Comprehensive Loss for the years ended December 31, 2025 and December 31, 2024
Consolidated Statements of Cash flows for the years ended December 31, 2025 and December 31, 2024
Consolidated Statements of Changes in Shareholders; Equity for the years ended December 31, 2025 and December 31, 2024
Notes to Consolidated Financial Statements
99.3	Management’s Discussion and Analysis

Certifications

99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.8	Consent of KPMG LLP, Independent Registered Public Accounting Firm
99.9	Consent of Jorge Fierro, M.Sc., DIC, PG
99.10	Consent of Mary Alejo Hito, P. Eng.
99.11	Consent of Eugene Tucker, P. Eng.
99.12	Consent of Roderick Carlson, FAIG (RPGeo)
99.13	Nicholas Szebor, MCSM, M.Sc., B.Sc.
99.14	Guillermo Hernán Barreda Flores, SME Registered Member
99.15	Gregory Lane, FAusIMM
99.16	Consent of BDO Canada LLP, Independent Registered Public Accounting Firm

101	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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

Date: March 26, 2026