Form 40-F/A
period 2025-12-31
Solaris Resources Inc.
filed 2026-03-27
CIK 2019103

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A (Amendment No. 1)

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

This Amendment No. 1 (this “Amendment”) amends the Annual Report on Form 40-F of Solaris Resources Inc. (the “Company”) originally filed with the Securities and Exchange Commission (“SEC”) on March 26, 2026 (the “Original Annual Report”), solely to add in the incorporation by reference and missing hyperlink of the Company’s previously filed Incentive Compensation Clawback Policy which was inadvertently omitted from the Original Annual Report. This Amendment consists solely of (i) a Cover Page, (ii) this Explanatory Note, (iii) an updated Exhibit Index, and (iv) new certifications required by Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), filed as Exhibits 99.4 and 99.5 hereto, and (vi) a signature page. Because no financial statements have been included in this Amendment, paragraphs 3, 4 and 5 of the certifications required by Rule 13a-14(a) or Rule 15d-14(a) under the Exchange Act have been omitted. The Company is also not including new certifications under Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) (Section 906 of the Sarbanes-Oxley Act of 2002), as no financial statements are filed with this Amendment.

Other than as expressly set forth herein, this Amendment does not, and does not purport to, amend, update, or restate the information in any item of the Original Annual Report or reflect any events that have occurred after the Original Annual Report was filed. Accordingly, this Amendment should be read in conjunction with the Original Annual Report.

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report on Form 40-F:

Exhibit	Description

Incentive Compensation Recovery Policy

97	Incentive Compensation Clawback Policy (incorporated by reference to Exhibit 97.1 of the Company’s Form 40-F filed with the Commission on March 20, 2025)

Annual Information

99.1*	Annual Information Form of the Company for the year ended December 31, 2025
99.2*	The following audited consolidated financial statements of the Company are exhibits to and form a part of this annual report:
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
Consolidated Statements of Cash flows for the years ended December 31, 2025 and December 31, 2024
Consolidated Statements of Changes in Shareholders; Equity for the years ended December 31, 2025 and December 31, 2024
Notes to Consolidated Financial Statements
99.3*	Management’s Discussion and Analysis

Certifications

99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6*	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7*	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.8*	Consent of KPMG LLP, Independent Registered Public Accounting Firm
99.9*	Consent of Jorge Fierro, M.Sc., DIC, PG
99.10*	Consent of Mary Alejo Hito, P. Eng.
99.11*	Consent of Eugene Tucker, P. Eng.
99.12*	Consent of Roderick Carlson, FAIG (RPGeo)
99.13*	Nicholas Szebor, MCSM, M.Sc., B.Sc.
99.14*	Guillermo Hernán Barreda Flores, SME Registered Member
99.15*	Gregory Lane, FAusIMM
99.16*	Consent of BDO Canada LLP, Independent Registered Public Accounting Firm

101*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* - Previously filed with the Original Annual Report filed on March 26, 2026.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SOLARIS RESOURCES INC.

By:	/s/ Matthew Rowlinson
Name:	Matthew Rowlinson
Title:	Chief Executive Officer (Principal Executive Officer)

Date: March 26, 2026

3